EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the six months ended
	June 30,
	2006	2005

EARNINGS
Pre-tax income (loss)	$2,974	$(26,130)
Fixed charges	8,289	8,662
Total	$11,263	$(17,468)

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$7,646	$8,009
Interest portion of rental expenses	643	653
Total fixed charges	$8,289	$8,662

Ratio of earnings to fixed charges	1.4 x	(a )

(a) Earnings were insufficient to cover fixed charges by $26.1 million for the six months ended June 30, 2005.